Filed pursuant to Rule 433
Registration No. 333-163632

Royal Bank of Canada

USD$2.25 Billion Extendible Medium Term Notes
6 Year non-call 5 Year / 13 Month Initial Maturity

Final Term Sheet

January 6, 2011

Issuer:	Royal Bank of Canada

Credit Ratings:	Long Term Ratings: Aa1/AA- (stable/positive) Short Term Ratings: P-1/A-1+ (stable/stable)

Format:	SEC Registered Extendible Medium-Term Notes

Sole Bookrunner:	RBC Capital Markets

Issue Size:	USD $2,250,000,000

Trade Date:	January 6 , 2011

Settlement Date / Original Issue Date:	January 13, 2011

Initial Maturity Date:	February 6, 2012

Final Maturity Date:	February 3, 2017

Interest Rate:
Interest on the Notes will be paid on each Interest Payment Date based on Three-month LIBOR plus the Applicable Spread, reset and payable quarterly on an actual/360 day count basis, except as described below (the “Interest Rate”).

The Interest Rate for the initial interest reset period prior to the Interest Payment Date occurring in February 2011, will be an interpolated rate based upon One-month LIBOR and Two-week LIBOR, to be determined two London Business days prior to the Original Issue Date, plus 0 basis points.  With respect to the final interest payment on any maturity date prior to the Final Maturity Date or on the Final Maturity Date, interest will be determined and paid based on (i) One-month LIBOR, if the final Interest Period is a period most closely approximating one month, (ii) Two-month LIBOR, if the final Interest Period is a period most closely approximating two months and (iii) Three-month LIBOR, if the final Interest Period is a period most closely approximating three months, in each case, determined as described below, and plus the Applicable Spread (shown in the table below) for the period. The Applicable Spread for any Interest Period shall be determined as of the first day of the relevant Interest Period based on the table below.

Applicable Spread:	For Interest Reset Dates Occurring:	Spread

	From and including the Original Issue Date to but excluding February 2012	Plus 0.00%

	From and including February 2012 to but excluding February 2013	Plus 0.05%

	From and including February 2013 to but excluding February 2014	Plus 0.10%

	From and including February 2014 to but excluding February 2015	Plus 0.15%

	From and including February 2015 to but excluding February 2016	Plus 0.15%

	From and including February 2016 to but excluding the Final Maturity Date	Plus 0.15%

Interest Payment Dates:
Interest on the Notes will be paid on the 6th day of February, May, August, and November of each year, commencing on February 6, 2011, through and including the relevant maturity date, subject to adjustment in accordance with the convention described below.

Each Note shall accrue interest on the unpaid balance of its principal amount from and including each Interest Payment Date (or from and including the Original Issue Date if no interest has been paid or duly provided for) , to but excluding the next succeeding Interest Payment Dates (as defined below) thereof.  Interest shall be payable on the dates specified above, commencing on the first such date after the Original Issue Date, and on the maturity date for the relevant Note (each such date, an “Interest Payment Date”). The final Interest Payment Date for a Note shall be the relevant maturity date or any earlier redemption date for that Note.  Each period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date is referred to herein as an “Interest Period”. The rate at which interest shall accrue for each Interest Period shall be the relevant Interest Rate for that Interest Period. Such interest shall accrue on the basis of the actual number of days in each Interest Period and a year of 360 days.

Interest on a Note will be payable, in arrears, on each Interest Payment Date, including any Interest Payment Date on which the holder elects to extend such Note as described above. If any Interest Payment Date for the relevant Note would otherwise be a day that is not a Business day, then such Interest Payment Date will be postponed to the immediately succeeding Business day (and interest will accrue to but excluding that immediately succeeding Business day), unless:

(1)           that immediately succeeding Business day falls in the next succeeding calendar month; or

(2)           the Interest Payment Date that does not occur on a Business day is also the maturity date or a redemption date for the relevant Note, in which case, the relevant Interest Payment Date, maturity date or redemption date for the relevant Note, as the case may be, will be the immediately preceding Business day, and interest will accrue to but excluding that immediately preceding Business day.  However, in no event will this convention result in an extension of an Interest Payment Date beyond the Final Maturity Date.

The final Interest Payment Date for the Notes, or any portion of the Notes maturing prior to the Final Maturity Date, will be the relevant maturity date and interest for the final Interest Period will accrue from and including the Interest Payment Date immediately preceding such maturity date to but excluding such relevant maturity date.

LIBOR Determination:
The Calculation Agent (as defined below) will determine LIBOR (as defined below) for each Interest Period on the second London Business day prior to the first day of such Interest Period (an “Interest Determination Date”).

“Three-month LIBOR” means, with respect to any Interest Determination Date, the rate for deposits of U.S. dollars having a maturity of three months that appears on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time, on such Interest Determination Date.

If no rate appears on the Designated LIBOR Page, Three-month LIBOR will be determined on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date, at which deposits in U.S. dollars are offered to prime banks in the London interbank market by four major banks in such market selected by the Calculation Agent, for a term of three months and in a principal amount equal to an amount that in the judgment of the Calculation Agent, is representative for a single transaction in U.S. dollars in such market at such time (a “Representative Amount”).  The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate.  If at least two such quotations are provided, Three-month LIBOR will be the arithmetic mean of such quotations, rounded to the nearest one-hundred thousandth of a percentage point, with five one-millionths rounded upwards.  If fewer than two quotations are provided, Three-month LIBOR for such Interest Period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major banks in New York City, selected by the Calculation Agent, for loans in U.S. dollars to leading European banks, for a term of three months and in a Representative Amount; provided, however, that if fewer than three banks so selected by the Calculation Agent are providing such quotations, the then existing Three-month LIBOR rate will remain in effect for such Interest Period.

“Designated LIBOR Page” means the Reuters reference “LIBOR01”, or any other page that may replace Reuters Screen LIBOR01 on that service (or any such other service or services as may be nominated by the British Bankers’ Association for the purposes of displaying London interbank offered rates for U.S. dollar deposits).

For purposes of determining Two-week, One-month, and Two-month, and LIBOR, LIBOR will be determined as described above, except that references to “three months” will be substituted with “two weeks”, “one month”, and “two months”, respectively.

“Business day” means any day other than a Saturday or Sunday or a day on which banking institutions or trust companies in The City of New York are required or authorized by law, regulation or executive order to close and that is also a London Business day.

“London Business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest Reset Dates:
The 6th day of each February, May, August, and November, commencing February 6, 2011. If any Interest Reset Date would otherwise be a day that is not a Business day, such Interest Reset Date will be postponed to the next succeeding day that is a Business day, except that if such Business day is in the next succeeding calendar month, such Interest Reset Date shall be the next preceding Business day.

Interest Reset Periods:
The initial interest reset period for the Notes will be the period from and including the Original Issue Date to but excluding the immediately succeeding Interest Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final interest reset period for any Notes will be the period from and including the Interest Reset Date immediately preceding the maturity date of such Notes, to but excluding the maturity date.

Interest Determination Dates:	Two London Business days prior to the Interest Reset Dates or the Original Issue Date, as applicable.

Extension of Maturity of the Notes; Election to Extend the Maturity of the Notes:
You may elect to extend the maturity of all of your Notes or of any portion of the Notes having a principal amount of U.S.$250,000 or any multiple of U.S.$1,000 in excess thereof; provided that, in the case of a partial election, the principal amount of Notes for which you do not make the election is not less than U.S.$250,000. To make your election effective on any Election Date (as defined herein), you must deliver a notice of election during the notice period for that Election Date. The notice period for each Election Date will begin on the fifth Business day prior to the Election Date and end on the Election Date; however, if that Election Date is not a Business day, the notice period will be extended to the first following Business day. Your notice of election must be delivered to the issuing and paying agent, through the normal clearing system channels described in more detail below, no later than 12:00 p.m. (New York City time) on the last Business day in the notice period relating to the applicable Election Date. Upon delivery to the issuing and paying agent of a notice of election to extend the maturity of the Notes or any portion of the issue thereof during any notice period, that election will be revocable during each day of such notice period until 12:00 p.m. (New York City time) on the last Business day in the notice period relating to the applicable Election Date, at which time such notice will become irrevocable. In no event will the maturity of any Notes be extended beyond the Final Maturity Date.

If, with respect to any Election Date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date, or any later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a substitute note issued on the last Business day of the applicable notice period and, in the case of a partial election, cannot be less than U.S.$250,000. The substitute note so issued will have the same terms as the Notes it replaces, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such Election Date or, if such 366th calendar day is not a Business day, the immediately preceding Business day. The failure to elect to extend the maturity of all or any portion of Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Depository Trust Company (“DTC”) will be the sole registered holder of the Notes and is the depositary for the Notes.  Therefore, you must exercise the election to extend the maturity of your Notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in any Notes to notify DTC of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election from its participants no later than 12:00 p.m. (New York City time) on the last Business day in the notice period for any Election Date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in any Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the Election Date is not a Business day, notice of your election to extend the maturity date of your Notes must be delivered to DTC by its participants no later than 12:00 p.m. (New York City time) on the first Business day following the Election Date.

Election Dates and Notice Periods for Election to Extend the Maturity of Notes:
The Election Dates for the Notes will be the 6th calendar day of each month, beginning February 2011 and monthly thereafter through and including January 2016, whether or not such day is a Business day (each, an “Election Date”).  In no event will the maturity date of the Notes be extended beyond the Final Maturity Date.

A holder of the Notes may elect to extend the Initial Maturity Date or any later maturity of all such Notes held by it or a portion thereof having a principal amount of U.S.$250,000 and integral multiples of U.S.$1,000 in excess thereof during the notice period relating to each Election Date described above, so that the maturity thereof will be extended to the date occurring 366 calendar days from and including the Election Date occurring in the next succeeding month following such Election Date (or February 6, 2016 in the case of the final Election Date occurring in January 2016). However, if that 366th calendar day is not a Business day, the maturity of those Notes will be extended to the immediately preceding Business day. If a holder of the Notes elects to extend the maturity of only a portion of such Notes, the principal amount of the Notes not so extended must also have a principal amount of U.S.$250,000 and integral multiples of U.S.$1,000 in excess thereof.  Not less than 15 nor more than 20 calendar days prior to each Election Date, the Issuer will request that DTC notify its participants of the Election Date and of the procedures that must be followed to make an election.

Business day Convention:
Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York; provided that the day is also a London Business day.

Call:
The Issuer shall have the right to redeem the Notes beginning with the February 2016 Interest Payment Date and each Interest Payment Date thereafter in whole or in part, in integral multiples of $1,000, with not more than 20 days, nor less than 10 days notice, at a redemption price equal to 100% of the principal amount together with accrued and unpaid interest to the applicable Interest Payment Date.

Issue Price:	99.9467%

Authorized Denominations:	$250,000 and integral multiples of $1,000 in excess thereof

Settlement & Form of Note:	Book-entry DTC

CUSIP Number(s):
78008KXS7; if a holder elects not to extend the maturity on all or any portion of the principal amount of the Notes with respect to any Election Date, a new CUSIP number will be assigned to such Notes.

Trustee:	The Bank of New York Mellon

Calculation Agent:	TBD

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the offering documentation from the issuer, or from RBC Capital Markets, Three World Financial Center, 200 Vesey Street, New York, NY  10281, Attn: Debt Capital Markets, or by calling toll-free 1-866-375-6829.